UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

ROSETTA STONE INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

777780107
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000
_______________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 321,177 common shares (1.5%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 321,177
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 321,177; for all reporting persons as a group, 1,513,795 shares (7.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 1.5%; for all reporting persons as a group 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,104,620 common shares (5.1%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,104,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,104,620; for all reporting persons as a group, 1,513,795 shares (7.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 5.1%; for all reporting persons as a group 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 87,998 common shares (0.4%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 87,998; for all reporting persons as a group, 1,513,795 shares (7.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.4%; for all reporting persons as a group 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,513,795 common shares (7.0%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,513,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,513,795; for all reporting persons as a group, 1,513,795 shares (7.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 7.0%; for all reporting persons as a group 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 87,998 common shares (0.4%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 87,998; for all reporting persons as a group, 1,513,795 shares (7.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.4%; for all reporting persons as a group 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,513,795 common shares (7.0%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,513,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,513,795; for all reporting persons as a group, 1,513,795 shares (7.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 7.0%; for all reporting persons as a group 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No.3 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Rosetta Stone Inc., (“RST” or the “Company”) previously filed by or on behalf of the Reporting Persons (as defined below), as previously amended (collectively, the “Schedule 13D”), by supplementing such Items with the information below.

The names of the persons filing this Amendment (collectively, the “Reporting Persons”) are:  The D3 Family Fund, L.P. (the “Family Fund”), The D3 Family Bulldog Fund, L.P. (the “Bulldog Fund”), The D3 Family Canadian Fund, L.P. (the “Canadian Fund”), The DIII Offshore Fund, L.P. (the “Offshore Fund”), Nierenberg Investment Management Company, Inc. (“NIMCO”), Nierenberg Investment Management Offshore, Inc. (“NIMO”) and David Nierenberg (“Mr. Nierenberg”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was $16,140,487.28. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4.  Purpose of Transaction

Item 4 is hereby amended to add the following:

On March 11, 2015, the Issuer announced that it is refocusing its strategy and realigning resources around its Global Enterprise & Education segment in order to pursue the most attractive opportunities for enhancing shareholder value. The Reporting Persons support the Issuer’s strategic initiative and, on March 13, 2015 recommended to the Issuer’s Board of Directors several changes in executive leadership which the Reporting Persons believe to be appropriate to execute the Issuer’s new strategy.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,601,219 Shares outstanding as of March 11, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2015.

As of the close of business on the date hereof, the Family Fund individually beneficially owned 321,177 Shares, constituting approximately 1.5% of all of the outstanding Shares.

As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 1,104,620 Shares, constituting approximately 5.1% of all of the outstanding Shares.

As of the close of business on the date hereof, the Offshore Fund individually beneficially owned 87,998 Shares, constituting approximately 0.4% of all of the outstanding Shares.

By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Offshore Fund discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 1,513,795 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Offshore Fund, constituting approximately 7.0% of all of the outstanding Shares.

By virtue of its relationship with the Offshore Fund discussed in further detail in Item 2, NIMO may be deemed to be the beneficial owner of the 87,998 Shares owned by the Offshore Fund, constituting approximately 0.4% of all of the outstanding Shares.

By virtue of his relationship with NIMCO and NIMO discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 1,513,795 Shares beneficially owned by NIMCO and NIMO, constituting approximately 7.0% of all of the outstanding Shares.

The Reporting Persons, in the aggregate, beneficially own 1,513,795 Shares, constituting approximately 7.0% of the outstanding Shares.

 (b)           The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 321,177 shares of Common Stock held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,104,620 shares of Common Stock held by the Bulldog Fund.

The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 87,998 shares of Common Stock held by the Offshore Fund.

(c)  No transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Bulldog Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
March 16, 2015	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
DIII Offshore Fund, L.P. By: Nierenberg Investment Management Offshore, Inc.
March 16, 2015	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
March 16, 2015	By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Offshore, Inc.
March 16, 2015	By: /s/ David Nierenberg David Nierenberg, President
March 16, 2015	/s/ David Nierenberg David Nierenberg